Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that Dreyfus High Yield
Strategies Fund, (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the Act) as of June 30, 2008.  Management is responsible for the Fund's compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and,
accordingly, included examining, on a test basis, evidence about the
Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of
June 30, 2008 and with respect to agreement of security purchases and sales, for the period from May 31, 2008 (the date of our last examination) through June 30, 2008:
1. 	Examination of Mellon Bank N.A.'s (the Custodian") security
position reconciliations for all securities held by sub custodians and in book entry form without prior notice to management;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3. 	Inspection of documentation of other securities held in
safekeeping by Custodian but not included in 1) and 2) above without prior notice to management;
4.	Reconciliation between the Fund's accounting records and the custodian's records as of June 30, 2008 and verified reconciling items;
5.	Confirmation of pending purchases for the Fund as of
June 30, 2008 with brokers, and where responses were not received, an inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sales activity for the Fund as of
June 30, 2008 to documentation of corresponding subsequent cash receipts;
7.	Agreement of Fund's trade tickets for two purchases and two sales or maturities for the period May 31, 2008 (the date of our last examination) through June 30, 2008, to the books and records of the Fund noting that they had been accurately recorded and subsequently settled;
8.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2007 through December 31, 2007 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section IV Control Objectives, Controls, and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2008 through June 30, 2008. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP
New York, New York
September 26, 2008



September 26, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus High Yield Strategies Fund (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2008 and from May 31, 2008 through June 30, 2008.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008 and from May 31, 2008 through June 30, 2008 with respect to securities reflected in the investment account of the Fund.

Dreyfus High Yield Strategies Fund


Jim Windels
Treasurer